Exhibit 99.1

Nexa meets 2020 production, exceeds sales guidance and provides 2020 operational results and 2021-2023 guidance

Luxembourg, January 19, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX: NEXA) is pleased to announce operational results for the three- and twelve-month periods ended December 31, 2020 and provide its production and metal sales guidance for the three-year period 2021-2023. The Company is also providing cash cost, capital expenditures and other operating expenses guidance for 2021. The figures contained in this report are considered preliminary and are unaudited. The financial results for the fourth quarter and fiscal year 2020 will be published on Thursday, February 11, 2021 (after trading hours).

2020 Operational Highlights:

Metal contained (in concentrate)		2020	Guidance 2020
Zinc	kt	313	300	-	335
Cerro Lindo		95	85	-	99
El Porvenir		35	37	-	44
Atacocha		10	9	-	11
Vazante		148	144	-	150
Morro Agudo		25	25	-	30

Copper	kt	28	26	-	29
Cerro Lindo		28	26	-	29
El Porvenir		0.3	0.3	-	0.4

Lead	kt	38	33	-	38
Cerro Lindo		12	9	-	10
El Porvenir		11	11	-	12
Atacocha		10	9	-	10
Vazante		1.3	1.0	-	1.5
Morro Agudo		4.0	3.5	-	4.1

Silver(1)	koz	6,826	6,256	-	6,761
Cerro Lindo		2,939	2,570	-	2,876
El Porvenir		2,315	2,335	-	2,341
Atacocha		1,185	1,005	-	1,149
Vazante		384	345	-	395

(1) Includes Morro Agudo.

Smelting sales		2020	Guidance 2020
Metal	kt	585	540	-	580
Zinc metal		551	515	-	550
Zinc oxide		35	25	-	30

▪	Metal sales of 585kt exceeded 2020 guidance.

▪	2020 mining production guidance was achieved in all metals.

▪	Zinc production of 92kt in 4Q20 was 11% higher than in 4Q19, positively affected by the solid performance of the Vazante and Cerro Lindo mines year-over-year.

▪	Metal sales volume of 162kt in 4Q20 was relatively flat year-over-year and 2% higher than in 3Q20 due to solid global demand.

2020 Cash Cost Highlights:

Cash cost (US$/lb)	2020	2020 Guidance
Mining Cash Cost (1)	0.39	0.45
Cerro Lindo	0.00	0.15
El Porvenir	0.57	0.65
Atacocha	0.03	0.07
Vazante	0.53	0.55
Morro Agudo	0.77	0.79

Smelting Cash Cost (2)	0.80	0.78
Cajamarquilla	0.85	0.83
Três Marias	0.71	0.67
Juiz de Fora	0.85	0.85

(1) C1 weighted mining cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2) C1 weighted smelting cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Mining C1 cash costs of US$0.39/lb in 2020 were 14% lower than the 2020 guidance, positively affected by higher by-product credits, resulting from better than expected LME prices, and cost reduction initiatives from the Nexa Way program.

▪	Smelting C1 cash costs of US$0.80/lb in 2020 were 3% above our 2020 guidance mainly driven by higher zinc prices (2020 estimates of US$0.99/lb versus 2020 LME average price of US$1.16/lb).

2021-2023 Guidance Highlights:

▪	2021 production and sales guidance remain unchanged.

▪	2022 production guidance has been marginally revised to be consistent with the updated mine plans. 2022 sales guidance remains unchanged.

▪	In 2021, zinc production at the mid-range of the guidance is estimated to increase 8% over 2020, as we expect to continue to operate at normal capacity utilization rates. For 2022, zinc production is estimated to increase 7% over 2021 due to the Aripuanã ramp up. For 2023, zinc production is estimated to decrease by 4% over 2022 as result of lower zinc head average grade.

▪	At the midpoint of 2021 guidance range, metal sales are estimated to increase 7% over 2020. For 2022-2023, metal sales are estimated to slightly increase to 615-640kt, as our smelters are estimated to continue operating at higher utilization rates and we expect to be selling what we produce.

▪	Mining segment C1 cash costs are estimated to decrease year-over-year to US$0.33/lb of zinc sold in 2021. In addition to cost reduction initiatives, cash cost should be positively affected by an estimated decrease in treatment charges (“TCs”) and higher by-products metal prices.

▪	Market-related factors that benefit the mining segment – lower TCs and higher metal prices - have an opposite effect on the smelting segment and smelting C1 cash costs are estimated at US$0.95/lb in 2021.

▪	Capital expenditures in 2021 are estimated to be US$450 million, including US$232 million investment in the Aripuanã project.

▪	2021 exploration and project development expenses are estimated at US$71 million.

CEO Message - Tito Martins:

“2020 was an unprecedented year. In a volatile and already uncertain scenario, COVID-19 presented additional challenges to our operations and the entire supply chain. Our team’s efforts and commitment enabled us to overcome these difficulties, and we are pleased to announce that we met our production guidance and that we exceeded our metal sales guidance.

The performance of our operations was also positively affected by the initiatives implemented under the Nexa Way program, which aims to improve our operational efficiency and reduce our costs. In our strategy we remain committed to deliver growth with capital discipline, pursuing the profitability of our business.

Protecting the health of our employees, third-party contractors and our host communities continues to be our highest priority. The business continuity measures we adopted since the beginning of the pandemic are expected to remain in place in 2021.

We remain focused on ensuring the sustainability of our business and we believe we will continue to deliver solid results.

Nexa has a unique position in Latin America, in low-risk mining jurisdictions with an attractive portfolio of growth projects. We believe we are on the right path to building mining of the future, creating value for all our stakeholders.”

2020 Operational Results

Mining segment

Metal Contained (in concentrate)		4Q20	4Q19	2020	2019
Zinc	kt	92	83	313	361
Cerro Lindo		35	29	95	126
El Porvenir		10	13	35	55
Atacocha		2.7	4.2	10	17
Vazante		38	30	148	139
Morro Agudo		6.5	6.5	25	24

Copper	kt	9	10	28	38
Cerro Lindo		8.4	10	28	38
El Porvenir		0.1	0.1	0.3	0.5

Lead	kt	13	12	38	51
Cerro Lindo		5.1	3.2	12	12
El Porvenir		3.2	3.8	11	17
Atacocha		2.8	3.9	10	16
Vazante		0.5	0.1	1.3	1.0
Morro Agudo		0.9	1.4	4.0	4.7

Silver(1)	koz	2,131	2,197	6,826	8,901
Cerro Lindo		1,024	892	2,939	3,250
El Porvenir		664	777	2,315	3,413
Atacocha		325	500	1,185	1,882
Vazante		118	16	384	333

(1) Total silver production includes Morro Agudo

In 4Q20, treated ore volume was 3,150kt, relatively flat (+0.1%) compared to the same quarter a year ago. The increase in Vazante (+56%) was partially offset by the decreases in El Porvenir (-14%), and Atacocha (-16%) mines.

Zinc equivalent production was 149kt in 4Q20, up 2% compared to 4Q19. The average zinc grade increased by 31bps to 3.29%. Lead followed the same trend and increased by 3bps to 0.54%. Copper head grade decreased by 6bps to 0.34%.

Zinc production of 92kt in the quarter was 11% higher than in 4Q19, primarily driven by the production recovery in Cerro Lindo and Vazante which were impacted in 4Q19 by the temporary decrease in treated ore volume (limited availability of third-party trucks) and the reduction in processing capacity in response to the trunnion repair, respectively. Lead production followed the same trend and increased by 2% year-over-year to 13kt. Copper production, however, decreased by 16% to 9kt.

In 2020, treated ore volume decreased 17% year-over-year to 10,854kt, mainly driven by the temporary shutdown of our Peruvian mines, in accordance with measures announced by the Peruvian government in its efforts to control the COVID-19 outbreak. Consequently, zinc production totaled 313kt, 13% lower than in 2019 (361kt). Average zinc grade was 3.28% compared with 3.16% in 2019. Copper and lead production followed the same trend, and both decreased by 26% to 28kt and 38kt, respectively.

▪	Cerro Lindo: Zinc production of 95kt in 2020 was down 24% year-over-year, primarily driven by the 19% decrease in treated ore volume, as a result of the temporary suspension of operations in Peru, and lower average zinc head grade (down 12bps to 1.93%). Copper and lead production were also affected and decreased by 26% and 5%, respectively.

▪	El Porvenir: Treated ore volume totaled 1,503kt, down 29% from 2019 mainly driven by the temporary suspension of the mine’s operations and its gradual ramp-up after resuming operations, and the ore pass refurbishment at high-grade areas in the first quarter. As a result, zinc production was 35kt in 2020, a decrease of 36% versus 2019. Average zinc grade was 2.65% compared to 2.92% in 2019. Lead production followed the same trend and decreased by 36% to 11kt.

▪	Atacocha: In 2020, zinc production of 10kt was down 7kt compared to last year mainly driven by the 29% decrease in treated ore volume due to the temporary suspension of the mines and the decision to not resume the higher-cost underground mining activities and to operate only the San Gerardo open pit mine. Average zinc grade was 1.20% compared to 1.43% in 2019 as the open pit average grade is lower than the underground.

▪	Vazante: Zinc production in 2020 was 148kt, up 6% compared to 2019 as a result of the 15% increase in treated ore volume and implementation of Nexa Way program initiatives, which improved the performance of the operation and offset the lower zinc average grade (10.43% compared to 11.45% in 2019).

▪	Morro Agudo: In 2020, zinc production of 25kt increased 0.8kt compared to 2019 driven by higher treated ore volume (+1%), implementation of Nexa Way program initiatives, and better zinc average grade (up 8bps to 2.41%).

Smelting segment

In 4Q20, total production was 160kt, down 0.4% from the same quarter a year ago but 4% higher compared to 3Q20, primarily driven by increased production in the Cajamarquilla smelter. Total sales amounted to 162kt, relatively flat year-over-year and 2% higher from 3Q20, mainly driven by the continued demand recovery in our home markets.

In 2020, total production was 588kt, down 6% from 2019 due to the temporary reduction in our capacity utilization rates in the Cajamarquilla and Juiz de Fora smelters in response to COVID-19. Metal sales followed the same trend and amounted to 585kt in 2020, 6% lower compared to 2019 but exceeding the guidance range. Zinc metal sales volume of 551kt in 2020 was 6% lower versus 2019 driven by the decrease in production in the Cajamarquilla and Juiz de Fora smelters, which were partially offset by Três Marias’ solid performance.

Smelting sales		4Q20	4Q19	2020	2019
Zinc metal	kt	151	153	551	585
Cajamarquilla		87	88	303	341
Três Marias		43	43	169	158
Juiz de Fora		21	22	79	86

Zinc oxide	kt	11	9	35	37
Três Marias		11	9	35	37

Metal Sales	kt	162	162	585	621

▪	Peru: Metal sales were 87kt in 4Q20, comparable to 4Q19 levels. In 2020, metal sales reached 303kt, 11% lower than 2019 due to the temporary capacity reduction from mid-March until mid-May 2020, as a result of measures required by the Peruvian government to control the spread of COVID-19. Annual production decreased by 10% to 305kt in the year.

▪	Brazil: In 4Q20, metal sales amounted to 64kt, down 2% from 4Q19. In 2020, metal sales were 248kt, up 2% compared to a year ago. Production was up 1% year-over-year to 247kt.

Production and Sales Guidance 2021-2023

Mining segment

At the midpoint of the guidance range, zinc equivalent metal production is forecasted to increase 7% on average (2021-2023), mostly driven by the start-up of Aripuanã in 2022.

For the forecasted period, zinc head grade is expected to be in the range of 2.71% and 2.97%, copper head grade is expected to be in the range of 0.27% and 0.37%, and lead head grade is expected to be in the range of 0.46% and 0.60%.

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2020 LME average benchmark prices: Zn: US$1.03/lb; Cu: US$2.80/lb; Pb: US$0.83/lb; Ag: US$20.5/oz; Au: US$1,770/oz.

Main products

Metal contained (in concentrate)		2021e			2022e			2023e
Zinc	kt	322	-	353	336	-	384	319	-	376
Cerro Lindo		104	-	112	94	-	97	69	-	76
El Porvenir		50	-	60	54	-	68	39	-	43
Atacocha		10	-	11	6	-	10	12	-	19
Vazante		140	-	150	127	-	137	127	-	142
Morro Agudo		18	-	20	16	-	19	16	-	18
Aripuanã		under construction			38		55	56		78

Copper	kt	26	-	30	37	-	48	38	-	46
Cerro Lindo		26	-	29	29	-	37	33	-	36
El Porvenir		0.4	-	0.4	0.5	-	0.7	0.3	-	0.3
Aripuanã		under construction			7.3	-	10	5.1	-	9.3

Lead	kt	42	-	49	57	-	67	59	-	71
Cerro Lindo		13	-	14	12	-	12	5	-	5
El Porvenir		15	-	18	15	-	16	18	-	20
Atacocha		9.3	-	10	11	-	11	10	-	10
Vazante		1.0	-	1.5	1.1	-	2.1	0.9	-	1.9
Morro Agudo		4.3	-	5.0	5.7	-	6.6	5.7	-	6.0
Aripuanã		under construction			13	-	19	19	-	27

Silver	koz	8,531	-	9,317	8,910	-	9,640	9,251	-	10,431
Cerro Lindo		3,655	-	3,808	3,445	-	3,520	2,711	-	2,989
El Porvenir		3,469	-	3,873	3,224	-	3,366	3,816	-	4,211
Atacocha		1,061	-	1,241	953	-	993	1,000	-	1,002
Vazante		345	-	395	294	-	333	257	-	356
Aripuanã		under construction			995	-	1,429	1,466	-	1,873

▪	Cerro Lindo: Assuming a total throughput for the mine of approximately 7.0Mt, zinc production is estimated to be between 69-112kt over the next three years. Zinc production at the midpoint of the 2021 guidance range is estimated to increase 13% over 2020. For 2022-2023, zinc production is estimated to decrease primarily driven by a decrease in the forecasted zinc head grade. Exploration activities in Cerro Lindo have been resumed and we will maintain our efforts to replace and increase mineral reserves and resources.

Copper production (assuming mid-range production) in 2021 should be similar to 2020 and is estimated to increase 19% in 2022 over 2021, and a further 4% in 2023 over 2022, with production planned in higher-grade ore bodies as we reach deeper levels of the mine.

▪	El Porvenir: Zinc production at the midpoint of the three-year guidance range is estimated to increase 5% on average compared to 2020. For 2021-2022, zinc production is estimated to increase to 50-68kt, before decreasing to 39-43kt in 2023 with planned throughput reduction to implement the mine’s debottlenecking plan. By the end of 2021, we expect to complete modernization and debottleneck studies for the mine in order to deepen the mine and extend its life of mine.

For 2021-2023, lead production at mid-ranges estimated to increase an average of 21% compared to 2020. Silver production follows the same trend, and it is expected to total between 3,224-4,211koz for the three-year period.

▪	Atacocha: Zinc production at the midpoint of the 2021 guidance range is estimated to increase 7% over 2020. For 2022, zinc production is estimated to decrease to between 6-10kt driven by the forecasted zinc head grade. For 2023, zinc production at mid-ranges expected to increase by 7kt due to the forecasted zinc head grade and higher throughput rates. The three-year guidance assumes that we will be able to resume Atacocha’s operation during January. Currently, production remains temporarily suspended due to the community activities that have been ongoing since December 17, 2020.

For the forecasted period, we are also assuming that the Atacocha underground mine operation will remain suspended.

▪	Vazante: Zinc production at the midpoint of the 2021 guidance range is estimated to decrease by 2% due to a planned temporary maintenance shutdown to replace our main trunnion in mid-2021 (lasting approximately 10 days). For 2022-2023, zinc production is estimated to be between 127-142kt as ore grades are expected to continue to decline and be partially offset by the Vazante mine deepening brownfield project expansion, the improved performance of zinc recovery and ore sorter application.

▪	Morro Agudo: Zinc production in 2021-2023 is estimated to be between 16-20kt, a decrease over 2020 as ore availability is estimated to continue to decline. Exploration drilling activities at the Bonsucesso project were resumed in 3Q20 and engineering studies are expected to restart in 1Q21. FEL3 is expected to be concluded by the end of 2021. Bonsucesso, if successful, could reverse the downward trend and extend the life of mine of Morro Agudo.

▪	Aripuanã: The construction of the Aripuanã project continues to advance and its start-up is expected in early 2022. Zinc production in 2022 is expected to be between 38-55kt. The updated guidance reflects minor upward revisions in the near-term production mine plan. For 2023, zinc production at mid-ranges estimated to increase by 45% over 2022 to between 56-78kt.

Smelting segment

Smelting sales		2021e			2022e			2023e
Metal	kt	615	-	635	615	-	640	615	-	640
Zinc metal		580	-	596	580	-	601	580	-	601
Zinc oxide		35	-	39	37	-	39	37	-	39

Metal sales volume at the midpoint of the guidance range in 2021 is estimated to increase 7% compared to 2020. In 2021, we expect smelters will continue to benefit from improved operational performance and will run at normal utilization rates after the temporary reduction in production due to COVID-19 related measures. For 2022, metal sales volume is estimated to increase 3kt over 2021, and to remain stable in 2023 over 2022.

2021 Cash Cost Guidance

Cash costs for 2021 are based on several assumptions, including but not limited to:

▪	Production volumes;

▪	Commodity prices (Zn: US$1.18/lb, Cu: US$3.45/lb, Pb: US$0.85/lb, Ag: US$21.1/oz, Au: US$1,777/oz);

▪	Foreign exchange rates (BRL/USD: 5.05 and Soles/USD: 3.47); and

▪	Zinc treatment charges (“TCs”) of US$200/t concentrate.

Cash Cost (US$/lb)	2021e
Mining Cash Cost (1)	0.33
Cerro Lindo	0.00
El Porvenir	0.52
Atacocha	0.27
Vazante	0.47
Morro Agudo	0.79

Smelting Cash Cost (2)	0.95
Cajamarquilla	0.96
Três Marias	0.93
Juiz de Fora	0.96

(1)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Mining: In 2021, consolidated mining cash costs are expected to decrease year-over-year primarily driven by (i) higher by-product credits; (ii) lower benchmark TCs; and (iii) increased production volumes; which should offset the normalization of mine development and infrastructure costs in Peru after the temporary shutdown restrictions. Cost reduction initiatives also remain in place.

▪	Smelting: In 2021, consolidated smelting cash costs are expected to increase year-over-year primarily driven by (i) lower benchmark TCs; and (ii) higher LME prices, increasing raw material costs compared to 2020; which should be partially offset by cost reduction initiatives.

The cash costs in 2020 may not be a meaningful reference for comparison purposes due to the effects of COVID-19 that caused temporary cost reductions in our operations. If we compare with 2019, we estimate mining and smelting costs will also decrease (mining cash cost net of by-products of US$0.43/lb and smelting cash cost net of by-products of US$1.01/lb), reflecting the initiatives we have implemented to improve our operations.

2021 Capital Expenditures (“CAPEX”) Guidance

In 2021, CAPEX guidance is US$450 million and includes the estimated US$232 million investment in the Aripuanã project.

In response to COVID-19, in 2020 we focused our efforts on preserving cash. Consequently, we temporarily reduced non-expansion investments, maintaining all the essential investments to operate safely. In 2021, we expect to resume our sustaining and HSE investments, similar to pre-pandemic levels, in order to continue building a sustainable long-term business.

CAPEX (US$ million)	2021 Guidance
Expansion projects	239
Aripuanã	232
Others (1)	5

Non Expansion	213
Sustaining (2)	166
HSE	33
Others (3)	14

TOTAL	450

(1) Including Vazante LOM extension, Magistral FEL3 and Bonsucesso FEL3 studies completion.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

2021 Exploration & Project Development and Other Expenses Guidance

Other operating expenses (US$ million)	2021 Guidance
Exploration	51
Mineral exploration	32
Mineral rights	8
Sustaining (mine development)	11

Project Development	20

Exploration & Project Development	71

Other	19
Technology	9
Communities	10

Note: Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

In mineral exploration, we continue our efforts to replace and increase mineral reserves and resources. Our exploration expense guidance of US$51 million relates mainly to greenfield projects and mine development of our current mines. Our project development expense guidance of US$20 million includes projects in FEL1 & FEL2 stages.

In addition, we estimate that we will invest US$10 million to continue contributing to the social and economic development of our host communities.

UPCOMING EVENT | EARNINGS CONFERENCE CALL

The financial results for the fourth quarter and full fiscal year of 2020 will be published on Thursday, February 11, 2021, after trading hours. Nexa will host a conference call to discuss the results on Friday, February 12, 2021.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2020 and also one of the top five metallic zinc producers worldwide in 2020, according to Wood Mackenzie.

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresources.com

+55 11 3405-5601

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after by-product credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Press Release.

Cautionary Statement on Forward-Looking Statements

The figures contained in this News Release are considered preliminary and have not been audited. This News Release also contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competitors, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect our results of operations, including risks related to outbreaks of contagious diseases or health crises such as the COVID-19 pandemic and its impact on overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project development, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under applicable securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).